

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 2, 2011

<u>Via Facsimile (212.715.8000) and U.S. Mail</u>

Thomas E. Molner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

>   **Re: CKX, Inc.**
>   **Schedule 13E-3 filed on May 26, 2011**
>   **Filed by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura**
>   **Sillerman**
>   **File No. 005-54765**

Dear Mr. Molner:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

General

1.   We refer you to the first whole paragraph on page 33 of Offer to Purchase. Please advise us of the filing persons' intent to comply with Exchange Act Rule 13e-3 should the filing persons take such actions.

Item 7. Purposes, Alternatives, Reasons and Effects

2.   Provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to each filing person. Please advise how such disclosure will be disseminated in accordance with Exchange Act Rule 13e-3(f).

Item 8. Fairness of the Transaction

3.	We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Offer to Purchase in response to this Item. We note disclosure on pages 29 and 33 of the Offer to Purchase that the Sillerman Stockholders do not concede that they are affiliates of CKx, or that they may therefore be deemed to be engaged in a going private transaction. Please revise the Schedule 13E-3 to remove any indication that the filing does not constitute an admission by the Sillerman Stockholders that they are affiliates of CKx and engaged in a going-private transaction. The identification of the filing persons on the Schedule 13E-3 renders such a disclaimer inappropriate. Alternatively, the filing persons may incorporate such additional disclosure by reference to the Offer to Purchase to the extent Apollo Management and its affiliates revise the Offer to Purchase accordingly.

4.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in the Offer to Purchase which is incorporated by reference into the Schedule 13E-3 in response to Item 8(b) does not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(e). If the filing persons did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguard in Item 1014(e) was not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of this safeguard.

5.	Note that if the filing persons have based their fairness determination on the analysis of factors undertaken by others, e.g., Apollo Management and its affiliates, the filing persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please disclose whether the filing persons expressly adopted (i) the discussion and analyses of the factors disclosed under the heading "Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction" found on pages 30 through 33 of the Offer to Purchase; (ii) the discussion and analyses of the factors disclosed under the heading "Position of CKx Regarding the Fairness of the Offer and the Merger" found on pages 28 and 29 of the Offer to Purchase; and/or (iii) the factors considered by, and findings of, the CKx Board with respect to the substantive fairness of the Offer and the Merger to CKx's stockholders, as described under Item 4 in the Schedule 14D-9 filed by CKx on May 18, 2011. Note however, that to the extent the filing persons did not adopt another person's discussion and analysis or such other person's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

*　　　*　　　*　　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions